                     FILED BY:  AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                              SECURITIES ACT OF 1933, AS AMENDED

              SUBJECT COMPANY:  AMERICAN CENTURY QUANTITATIVE EQUITY FUNDS, INC.
                                       SEC REGISTRATION STATEMENT NO. 333-140913

What are the Differences Between Share Classes?

A Class Shares

A Class shares are made available for purchase through financial intermediaries, such as investment  advisors,  broker-dealers,  banks and  insurance  companies.
Shares are purchased at the offering price, which is the net asset value plus an initial  sales  charge.  The sales charge is  calculated  as a percentage of the purchase amount,  and then deducted from the original  purchase amount.  In some instances,  this  initial  sales  charge  may  be  waived.  Please  consult  the prospectus for more details.

B Class Shares

B Class shares are made available for purchase through financial intermediaries, such as investment  advisors,  broker-dealers,  banks and  insurance  companies.
Shares are purchased at net asset value with no initial sales charge. A back-end sales charge, or Contingent  Deferred Sales Charge (CDSC), may apply when shares are redeemed  within six years of purchase.  B Class shares have higher  ongoing expenses than A Class shares.

C Class Shares

C Class shares are made available for purchase through financial intermediaries, such as investment  advisors,  broker-dealers,  banks and  insurance  companies.
Shares are  purchased  at net asset value with no initial  sales  charge,  but a
Contingent Deferred Sales Charge (CDSC) may apply on redemptions made within one year of  purchase.  C Class  shares have higher  ongoing  expenses  than A Class shares.

R Class Shares

R Class shares are sold primarily  through  employer-sponsored  retirement plans and through institutions such as investment advisors, banks, broker/ dealers and insurance companies. Shares are purchased at net asset value and have no initial sales charge but are subject to an annual 12b-1 fee.

Advisor Class Shares

Advisor  Class  shares  are  made  available  for  purchase  through   financial
intermediaries, such as investment advisors, broker-dealers, banks and insurance companies. Shares are purchased at net asset value with no initial sales charge, but are subject to an annual 12b-1 service and distribution fee.

Investor Class Shares

Investor Class shares are purchased at net asset value and have no sales charge.
Investors  do not pay any  commissions  or other  fees for  purchase  of  shares directly from American  Century  Investments.  Investors who buy Investor  Class
shares  through  an  intermediary  may be  required  to pay the  intermediary  a transaction fee.

Institutional Class Shares

Institutional  Class shares are for institutional  investors who invest at least
$5 million ($3 million for endowments and  foundations)  per fund in an American
Century   Investments  fund.  For  investors  who  invest  through  a  financial intermediary,  this  requirement  may  be  met  if  the  financial  intermediary aggregates  investments of multiple clients into a single account that meets the minimum.  The minimum investment  requirement may be waived if the investor,  or their financial intermediary who combines client investments in this way, has an aggregate  investment  in our family of funds of $10 million or more ($5 million for endowments and foundations).  In addition,  financial intermediaries or plan recordkeepers  may require  retirement  plans to meet certain other  conditions, such as plan size or a minimum level of assets per  participant,  in order to be eligible to purchase  Institutional  Class  shares.  Shares are purchased at net asset value and have a lower expense ratio than Investor Class shares.